Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269346

PROSPECTUS SUPPLEMENT NO. 25

(to Prospectus dated February 7, 2024)

MSP RECOVERY, INC.

2,000,000 Shares of Class A Common Stock

This prospectus supplement no. 25 amends and supplements the prospectus dated February 7, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-269346). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the offer and sale, from time to time, by the selling stockholders identified below, or their permitted transferees, of up to 2,000,000 shares of our Class A Common Stock, par value $0.0001 per share that we may issue and sell to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville” or the “Selling Securityholder”) fund managed by Yorkville Advisors Global, LP from time to time after the date of this prospectus, pursuant to the Standby Equity Purchase Agreement (the “Yorkville SEPA”) dated November 14, 2023, entered into with Yorkville. See the section entitled “Yorkville Facility” for a description of the Yorkville SEPA and the section entitled “Selling Securityholder” for additional information regarding the Selling Securityholder.

Yorkville Facility

The shares of our Class A Common Stock being offered by Yorkville have been and may be issued pursuant to the Yorkville SEPA. Under the Yorkville SEPA, the Company agreed to issue and sell to Yorkville, from time to time, and Yorkville agreed to purchase from the Company, up to $250 million of the Company’s Class A Common Stock. The Company shall not affect any sales under the Yorkville SEPA, and Yorkville shall not have any obligation to purchase shares of our Class A Common Stock under the Yorkville SEPA, to the extent that after giving effect to such purchase and sale: (i) Yorkville would beneficially own more than 9.99% of the Company’s Class A Common Stock at the time of such issuance (the “Ownership Limitation”), or (ii) the aggregate number of shares of Class A Common Stock issued under the Yorkville SEPA together with any shares of Common Stock issued in connection with any other related transactions that may be considered part of the same series of transactions, would exceed 1,108,062 shares of Class A Common Stock, which is 19.99% of the aggregate number of shares of outstanding voting Common Stock as of November 14, 2023 (the “Exchange Cap”). As a result of (i) and (ii) above, the Company may not have access to the full $250 million amount available under the Yorkville SEPA.

In connection with the Yorkville SEPA, and subject to the conditions set forth therein, Yorkville agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $15.0 million. On November 14, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million resulting in net proceeds to us of $4.73 million. On December 11, 2023, we issued a second Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On April 8,

2024, we issued a third Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million.

Interest shall accrue on the outstanding balance of any Convertible Note at an annual rate equal to 5.0%, subject to an increase to 18% upon an event of default as described in the Convertible Notes, and is payable upon maturity or upon the occurrence of a Trigger Event. The maturity date of each Convertible Note will be September 30, 2025 (as extended pursuant to the Yorkville Letter Agreement) and may be extended at the option of the holder. Yorkville may convert the Convertible Notes into shares of our Class A Common Stock at a conversion price equal to the lower of: (A)(i) with respect to the initial Convertible Note issued on November 14, 2023, $200.5625, (ii) with respect to the second Convertible Note issued on December 11, 2023, $92.84, and (iii) with respect to a third Convertible Note issued on April 8, 2024, $37.625, or (B) 95% of the lowest daily VWAP during the seven consecutive trading days immediately preceding the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than $25.00 (the “Floor Price”) (as reduced by the Yorkville Letter Agreement, defined below). Yorkville, at its discretion, and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the Yorkville SEPA requiring the issuance of shares of Class A Common Stock to Yorkville at a price per share equivalent to the Conversion Price as determined in accordance with the Convertible Notes; Yorkville, in its sole discretion, may select the amount of any such conversion, provided that the number of shares issued does not cause Yorkville to exceed: (i) the Ownership Limitation, (ii) the Exchange Cap, or (iii) the number of shares registered pursuant to this Registration Statement. Any amounts payable under a Convertible Note will be offset by such amount sold pursuant to a Yorkville Advance. The Exchange Cap will not apply in the event the Company has obtained the approval from its stockholders in accordance with the rules of Nasdaq Stock Market for the issuance of shares of common stock pursuant to the transactions contemplated in the Convertible Note and the Yorkville SEPA in excess of 19.99% of the aggregate number of shares of common stock issued and outstanding as of the effective date of the Yorkville SEPA.

The shares of Class A Common Stock will be sold to Yorkville pursuant to the Yorkville SEPA at the election of the Company as specified in the Advance Notice and at a per share price equal to: (i) 98% of the Market Price (as defined below) for any period commencing on the receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the Class A common stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Class A common stock on the Nasdaq during the Option 2 Pricing Period. In addition, provided that there is a balance outstanding under the Convertible Notes, shares of Class A Common Stock may also be sold to Yorkville pursuant to the Yorkville SEPA at the election of Yorkville, pursuant to a Yorkville Advance.

On April 8, 2024, the Company and Yorkville reached an agreement (the “Yorkville Letter Agreement”) to: (1) reduce the Floor Price from $32.00 to $25.00; (2) waive the first monthly payment due to the Floor Price Trigger, thereby curing the Floor Price Trigger; and (3) extend the maturity date of the Convertible Notes to September 30, 2025. In addition, the parties agreed that the third Convertible Note for $5.0 million would be issued on April 8, 2024. On April 12, 2024, Yorkville further agreed that, to the extent that it holds Class A Common Stock in such quantities that would prevent the Company from utilizing the SEPA solely due to the Ownership Limitation, Yorkville commits to fund an additional advance in the principal amount of $13,000,000 on the same terms and conditions as the previous advances pursuant to the Yorkville SEPA.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Class A Common Stock by Yorkville, and any discounts, commissions, or concessions received by Yorkville, are deemed to be underwriting discounts and commissions under the Securities Act. Yorkville may offer and sell the securities covered by this prospectus from time to time. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities.

The registration of securities covered by this prospectus does not mean that Yorkville will offer or sell any of the shares of our Class A Common Stock. Yorkville may offer, sell, or distribute all or a portion of their shares of Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Class A Common Stock by Yorkville pursuant to this prospectus. However, we expect to receive proceeds from sales of Class A Common Stock that we may elect to make to the Selling Securityholder pursuant to the Yorkville SEPA, if any, from time to time in our discretion. See “Committed Equity Financing” for a description of how the price we may sell shares of Class A Common Stock to the Selling Securityholder is calculated pursuant to the Yorkville SEPA. We provide more information about how the Selling Securityholder may sell or otherwise dispose of the shares of our Class A Common Stock in the section entitled “Plan of Distribution.”

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On April 9, 2025, the closing price of Common Stock was $1.38 per share, the closing price of our Public Warrants was $0.0398 per warrant and the closing price of our New Warrants was $0.0023 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this prospectus supplement No. 25 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2023, filed with the SEC on April 15, 2024.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 10, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 4, 2025

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	MSPR	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	MSPRW	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	MSPRZ	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Reorganization Term Sheet

On April 4, 2025, Virage Recovery Master, LP (“Virage”); Virage Capital Management, LP; Hazel Partners Holdings, LLC (“HPH”); Hazel Holdings I, LLC (and together with HPH, “Hazel”); La Ley con John H. Ruiz P.A. d/b/a MSP Recovery Law Firm; MSP Recovery, LLC; MSP Law Firm PLLC; MSP Recovery, Inc. (the “Company”), John H. Ruiz, and Frank C. Quesada (collectively, the “Parties”) entered into a term sheet (the “Term Sheet”) agreeing to certain terms and transactions that are designed to reduce costs of the Company through a servicer, deleverage the Company by converting certain debt of certain creditors into equity, provide access to $9.75 million of bridge funding to the Company (of which $6.5 million remains available through July 2025) and up to $25 million of working capital for New Servicer (as defined below), and focus the Company’s operations, through the New Servicer, on the core business model of pursuing recoveries under the MSP Laws so that it can achieve its long-term recovery goals. Beyond July 2025, the Company’s anticipated sources of funding include the MSP Principals’ commitment to pledge $25 million of collateral to backstop additional working capital funding for the Company, the distributions under our Standby Equity Purchase Agreement with YA II PN, Ltd. (the “Yorkville SEPA”), and claims recovery proceeds, subject to lien repayments on certain of the claims.

These proposed transactions are subject to, among other things, further negotiation and the execution of definitive agreements, regulatory approvals, certain third-party consents and approvals, and shareholder approvals if required by the Nasdaq Stock Market. The obligation of Hazel and Funder to enter into definitive documents is subject to the satisfaction of various conditions precedent, at the sole discretion of Hazel and Funder, including, but not limited to, satisfactory finalization of due diligence and all required internal approvals, receipt of certain third-party consents required, and finalization of documentation. Consummation of the transactions contemplated by the Term Sheet are also subject to additional fundings by other parties and certain debt concessions by other stakeholders. As a result, there can be no guaranty that the transactions contemplated by the Term Sheet will be consummated.

The proposed transactions include, but are not limited to, the following transactions:

Establishment of New Servicer

The Company shall establish a new subsidiary (“New Servicer”) to provide and control recovery efforts, by way of litigation, demand letters, settlements, or other means, in connection with existing claim recovery rights (to the extent assignable), and those acquired in the future, held in special purpose vehicles (“SPV”), wholly owned by New Servicer, to hold any new claims acquired. The Company will license its intellectual property to the New Servicer in exchange for a license fee of 17.5% of New Servicer’s excess cash flow, with a minimum fee of $1.55 million paid on May 30, 2025, and June 30, 2025. New Servicer will be funded by an affiliate of Hazel (hereinafter, “Funder”), up to $25 million in funding, as set forth below, with a right of first refusal for additional funding needs. New Servicer will be independently managed and be separately governed by an independent board of directors, including a chief executive officer chosen by Funder and consented to by the Company, one director chosen by the Company, and one independent director chosen by Funder and approved by the Company. Funder’s governance rights shall terminate once all Hazel loans have been repaid in full, and Funder’s Recovery Rights Interest (as defined below) in the New Servicer is less than 10%. Virage shall have observer rights to the New Servicer board of directors until the amounts owed to Virage pursuant to the Master Transaction Agreement dated March 9, 2022, as amended (the “MTA”), which was approximately $1.2 billion as of March 31, 2025 (the “VRM Full Return”) has been repaid and Virage’s equity interest in the Company is less than 10%.

Working Capital Funding for the New Servicer

Funder has agreed to extend a line of credit to New Servicer of up to $25 million, funded in tranches of up to $1.75 million per month, subject to the New Servicer meeting certain milestones (which are currently being negotiated and to be agreed in definitive documentation), beginning September 2025, with a maturity date of June 30, 2027. New Servicer funding will accrue interest at the Secured Overnight Financing Rate (“SOFR”) plus 5% per annum for one year, and SOFR plus 10% thereafter. Funder will establish a first lien on the New Servicer; the Company will not guaranty the loan to fund New Servicer.

In addition, Funder or Hazel is entitled to receive to up to 35% of New Servicer’s excess cash flow (the “Recovery Rights Interest”). At its option, Funder may convert, in whole or part, its Recovery Rights Interest for up to 30% of the then outstanding shares of Company’s equity, measured as of the Closing and subject to dilution for stock issuance thereafter.

Additional Bridge Financing for the Company

Moreover, Hazel agreed to provide up to $9.75 million in bridge loan funding to the Company under the existing Operational Collection Floor facility (in addition to the $16.0 million previously funded under the facility) in the amounts of: (i) $1.75 million for March 2025, which was funded on February 28, 2025; (ii) $1.5 million for April 2025, which was funded on April 4, 2025; (iii) $1.5 million for May 2025, to be funded on or about April 30, 2025; (iv) up to $2.0 million to fund the legal, accounting, and administrative expenses associated with the reorganization, subject to certain terms and customary conditions acceptable to Hazel, and minimum license fees of (v) $1.55 million for June 2025; and (vii) $1.55 million for July 2025. Funding is conditional, in part, on a pledge of collateral valued at a minimum of $9.75 million by Messrs. Ruiz and Quesada (the “MSP Principals”). Such minimum license fee payment will be paid from the Bridge Loan.

Beyond July 2025, the MSP Principals have committed to pledge $25 million of collateral to backstop additional working capital requirements of the Company, in addition to other previous sources of funding, including cash proceeds from the sale of Class A Common Stock to Yorkville pursuant to the Yorkville SEPA, and the proceeds from claims recoveries, subject to lien repayment on certain claims. In addition, the Company’s annual costs, after currently planned cost reductions, are estimated to be reduced by $5.6 million per annum due to New Servicer operations and shall be funded by the Funder (through New Servicer).

In addition, the Term Sheet requires (and is conditioned upon) La Ley con John H. Ruiz, P.A. d/b/a MSP Recovery Law Firm and MSP Law Firm, PLLC, collectively, raising $25 million for operational funding over two years, subject to similar milestones (to be agreed upon) as per the New Servicer funding, and to be entered into at completion of the proposed transaction.

Debt Restructuring

In exchange for a 43% equity interest in the Company (inclusive of shares currently held and those shares acquired through warrant exercises) Virage has agreed to waive all claims and release all liens against the Company relating to the VRM Full Return (approximately $1.2 billion as of March 31, 2025), and the Parties agree that the VRM Full Return will be paid only from: (i) a junior lien against Subrogation Holdings, LLC proceeds, (ii) claims currently owned by Virage, (iii) liens over two tranches of claims currently owned by Hazel (which Hazel shall release as part of the reorganization transaction) and (iv) a non-recourse second lien up to $100 million over 50% of the proceeds from the New Servicer and associated SPVs, to the extent that the VRM Full Return has not been repaid.

In addition, the MSP Principals have agreed to convert 100% of the Company’s debt obligation to them, totaling approximately $144 million, into shares of the Company’s Class A Common Stock, the full and final amount of the debt-to-equity conversion is subject to tax analysis and approval of the MSP Principals and the Company’s Board of Directors.

Hazel’s existing loans to Subrogation Holdings and the amount of Company’s guaranty (currently approximately $100 million) remain unchanged except that such lien shall now exclude the Company’s intellectual property. Hazel agreed, subject to obtaining third-party consents, to extend the maturity date on all outstanding obligations to November 30, 2026. To secure the repayment of the existing Hazel loans to the extent such loans have not been repaid in full, the Company shall, for a principal amount of up to $235 million with an interest rate of SOFR plus 10% per annum: (i) pledge to Hazel 50.1% of the New Servicer and associated SPV equity interests; and (ii) grant a lien over 50% of the proceeds from New Servicer and associated SPVs, once the New Servicer funding has been repaid. In addition, to the extent the VRM Full Return has not been repaid, Virage has second lien of up to $100 million over 50% of the proceeds from New Servicer and associated SPVs.

Pursuant to the Term Sheet, the signing of definitive agreements and execution of the restructuring should occur no later than April 30, 2025.

Yorkville Amendments

At the close of Primary Market trading on October 18, 2024, the daily VWAP for MSP Recovery, Inc.’s (the “Company”) Class A Common Stock was below the Floor Price (which is $3.75), as defined in the Exchangeable Promissory Notes (“Notes”) issued to YA II PN, Ltd. (“Yorkville”) pursuant to the Standby Equity Purchase Agreement dated November 14, 2023, as amended (the “SEPA”), by and between Yorkville and the Company, for ten consecutive Trading Days, resulting in a Floor Price Trigger pursuant to the Notes. Upon the occurrence of a Trigger Event, the Company shall make monthly payments (“Monthly Payments”) beginning on the 7th Trading Day after the date of the Trigger Event and continuing on the same day of each successive month.

On April 10, 2025, Yorkville agreed: (i) that the first Monthly Payment, as set forth in Section (1)(c) of the Notes, would be due from the Company no sooner than November 30, 2026, (ii) the maturity date of the Convertible Notes is extended to November 30, 2026, and (iii) to waive Volume Threshold and Maximum Advance Amount limitations set forth in the Yorkville SEPA, thus increasing the potential for the Company to raise capital by selling shares of its stock to Yorkville over time.

Capitalized but undefined terms have the same meaning as set forth in the Yorkville SEPA and the Notes.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).
10.1	Yorkville Letter Agreement dated April 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: April 10, 2025

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel